UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Ali Donzanti Check Point Software Technologies +1.650.628.2030 press@checkpoint.com

CHECK POINT SOFTWARE TECHNLOGIES REPORTS 2016 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 31, 2016 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2016.

Third Quarter 2016:

•	Total Revenue: $428 million, a 6 percent increase year over year
•	Software Blades Subscriptions Revenues: $99 million, a 24 percent increase year over year
•	GAAP Operating Income: $206 million, representing 48 percent of revenues
•	Non-GAAP Operating Income: $231 million, representing 54 percent of revenues
•	GAAP EPS: $0.99, a 7 percent increase year over year
•	Non-GAAP EPS: $1.13, a 9 percent increase year over year
•	Deferred Revenues: $889 million, a 15 percent increase year over year

“Third quarter financial results were very good with revenues coming in toward the upper end of our projections and earnings per share that exceeded our projections. Customers continue to leverage the Check Point security platform and increase their adoption of our advanced security capabilities which is resulting in higher subscription revenues,” said Gil Shwed, founder and chief executive officer, “We continued to see strong sales of our SandBlast, Zero Day Protection solutions, resulting in triple-digit growth as customers focus on prevention.”

Financial Highlights for the Third Quarter of 2016:
•	Total Revenue: $428 million compared to $404 million in the third quarter of 2015.
•	GAAP Operating Income: $206 million compared to $205 million in the third quarter of 2015.
•	Non-GAAP Operating Income: $231 million compared to $228 million in the third quarter of 2015.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $170 million compared to $168 million in the third quarter of 2015. GAAP earnings per diluted share were $0.99 compared to $0.92 in the third quarter of 2015.

•	Non-GAAP Net Income: Non-GAAP net income was $194 million compared to $188 million in the third quarter of 2015.
•	Non-GAAP Earnings per Diluted Share: $1.13 compared to $1.04 in the third quarter of 2015.
•	Deferred Revenues: As of September 30, 2016, deferred revenues were $889 million compared to $772 million as of September 30, 2015.
•	Cash Flow: Cash flow from operations of $214 million compared to $228 million in the third quarter of 2015.
•	Share Repurchase Program: During the third quarter of 2016, the company repurchased 3.2 million shares at a total cost of $247 million.

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•	Cash Balances, Marketable Securities and Short Term Deposits: $3,708 million as of September 30, 2016, compared to $3,612 million as of September 30, 2015.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights:
Check Point Defines Security Leadership in New Era of Cloud IT- Check Point’s advanced threat prevention works across cloud platforms, integrating with the most popular SDN/cloud technologies such as VMware NSX, Cisco ACI, OpenStack, Microsoft Azure and Amazon Web Services (AWS). Fueled by the company’s vSEC cloud security with R80 Security Management, Check Point is enabling businesses to secure physical networks and cloud environments with the same industry-leading solutions and policies – all from a single management console.

SandBlast Agent for Browsers - As the newest member of its industry-leading SandBlast family of solutions, SandBlast Agent for Browsers is designed to protect users from evolving threats by seamlessly incorporating key components of the SandBlast security model into the browser. It provides real-time protection, all while reducing the resources required to prevent today’s advanced attacks.

Industry Accolades:
Achieved NSS Labs Recommended Rating Three Times in 2016 – Check Point received a ‘Recommended’ rating three times in the 2016 NSS Labs testing including:
•	Next-Generation Intrusion Prevention System (NGIPS) Test with 99.95% exploit catch rate, the highest of all participates and the leading TCO rating
•	NSS Labs Breach Detection Systems (BDS) group test
•	Next Generation Firewall (NGFW)
Check Point has achieved ‘Recommended’ rating from NSS Labs for all thirteen tests the company has participated in since 2011.

Leader in the 2016 Gartner Magic Quadrant for Unified Threat Management – The new report evaluated the company’s completeness of vision and ability to execute in areas such as security management and threat prevention within the small and medium business market. Check Point has been positioned as a Leader in Unified Threat Management Magic Quadrant for six consecutive years. Check Point is the only vendor to be a leader in both Firewall Gartner Magic Quadrants: Enterprise and Unified Threat Management.

Number One in Worldwide Firewall Equipment Market Share – Check Point is the leader in worldwide market share in 2Q 2016 for Firewall Equipment, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports. 1

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 2Q 2016, according to the IDC Worldwide Quarterly Security Appliance Tracker.2
________________________
1 Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 2Q16, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, September 2016. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
2 IDC Worldwide Quarterly Security Appliance Tracker 2Q2016, September 2016.

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Security Research:
2016 Security Report- In the company’s fourth annual Security Report, Check Point researchers analyzed the activity of more than 31,000 Check Point gateways worldwide, revealing specific details on the challenges enterprises are encountering with unknown malware, attack trends, and the impact of having more mobile devices in the enterprise.

Cerber – Check Point researchers investigated one of the largest active ransomware campaigns to have unprecedented insight into its devious scheme. In a detailed report, researchers shine a light on the growing ransomware-as-a-service industry, but revealing a path now being used to help individuals and businesses gain access to their encrypted files – without paying the increasingly inflated ransoms of cyber criminals.

QuadRooter – The Check Point Mobile Research Team uncovered a set of four vulnerabilities in QualComm chipset drivers dubbed the name QuadRooter making at least 900 million Android smartphones and tablets vulnerable. If exploited, hackers could gain complete control of devices and unrestricted access to the sensitive personal and enterprise data on them. Access could also provide an attacker with capabilities such as keylogging, GPS tracking, and recording video and audio.

HummingBad – Cyber criminals utilized HummingBad malware to control over 10 million mobile devices globally, allowing them to manipulate the devices into downloading apps and clicking on advertisements to benefit the coalition of developers behind the malware. Check Point researchers discovered how this illegal network ran alongside a legitimate business of Android and iOS apps and analytics, and provided the details of their network operation.

“Cyberattacks are continuing to increase and the level of their sophistication keeps rising.  Every organization should be concerned about achieving the highest level of defense against these attacks. The Check Point platform provides protection against the most advanced attacks and prevents them from entering the organization, while enabling each customer to manage their security on the network, mobile and the cloud through a single pane of glass management console,” Concluded Shwed.

Fourth Quarter 2016 Investor Conference Participation Schedule:

•	UBS Global Technology Conference Nov. 15, 2016 – San Francisco, CA

•	Credit Suisse Annual Technology Conference Nov. 29, 2016 – Scottsdale, AZ

•	Raymond James Supply Chain Conference* Dec. 6-7, 2016 – New York, NY

* Investor meetings only

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

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Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 31, 2016, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through November 6, 2016 on the company's website or by telephone at +1.201.612.7415, replay ID number 13647361.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest network cyber security vendor globally, providing industry-leading solutions and protecting customers from cyberattacks with an unmatched catch rate of malware and other types of threats. Check Point offers a complete security architecture defending enterprises – from networks to mobile devices – in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes.

©2016 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, the success of the new family of cybersecurity solutions that we have developed and our participation in investor conferences during the fourth quarter of 2016.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$136,931	$135,218	$395,909	$381,799
Software Blades subscriptions	98,575	79,622	279,403	230,598
Total revenues from products and software blades	235,506	214,840	675,312	612,397
Software updates and maintenance	192,068	189,016	579,282	559,369
Total revenues	427,574	403,856	1,254,594	1,171,766

Operating expenses:
Cost of products and licenses	25,244	24,400	73,408	69,333
Cost of software blades subscriptions	3,009	2,351	6,695	5,662
Total cost of products and software blades	28,253	26,751	80,103	74,995
Cost of Software updates and maintenance	21,371	20,107	61,536	58,080
Amortization of technology	546	546	1,638	1,262
Total cost of revenues	50,170	47,404	143,277	134,337

Research and development	44,443	37,495	130,631	109,249
Selling and marketing	104,386	90,463	303,702	258,605
General and administrative	22,087	23,860	66,124	68,848
Total operating expenses	221,086	199,222	643,734	571,039

Operating income	206,488	204,634	610,860	600,727
Financial income, net	12,145	8,285	33,908	24,905
Income before taxes on income	218,633	212,919	644,768	625,632
Taxes on income	48,981	45,176	141,875	134,370
Net income	$169,652	$167,743	$502,893	$491,262

Basic earnings per share	$1.00	$0.94	$2.94	$2.72
Number of shares used in computing basic earnings per share	169,113	177,519	171,140	180,335

Diluted earnings per share	$0.99	$0.92	$2.88	$2.66
Number of shares used in computing diluted earnings per share	171,882	181,804	174,549	184,846

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30,		Sep 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$206,488	$204,634	$610,860	$600,727
Stock-based compensation (1)	20,818	19,956	61,034	56,534
Amortization of intangible assets and acquisition related expenses (2)	3,282	3,309	9,858	7,912
Non-GAAP operating income	$230,588	$227,899	$681,752	$665,173

GAAP net income	$169,652	$167,743	$502,893	$491,262
Stock-based compensation (1)	20,818	19,956	61,034	56,534
Amortization of intangible assets and acquisition related expenses (2)	3,282	3,309	9,858	7,912
Taxes on the above items (3)	(244)	(2,556)	(2,740)	(5,504)
Non-GAAP net income	$193,508	$188,452	$571,045	$550,204

Diluted GAAP Earnings per share	$0.99	$0.92	$2.88	$2.66
Stock-based compensation (1)	0.12	0.11	0.35	0.31
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.06	0.04
Taxes on the above items (3)	-	(0.01)	(0.02)	(0.03)
Diluted Non-GAAP Earnings per share	$1.13	$1.04	$3.27	$2.98

Number of shares used in computing diluted Non-GAAP earnings per share	171,882	181,804	174,549	184,846

(1) Stock-based compensation:
Cost of products and licenses	$16	$17	$50	$47
Cost of software updates and maintenance	560	396	1,535	1,110
Research and development	2,993	3,295	9,291	8,536
Selling and marketing	5,508	4,193	13,311	12,112
General and administrative	11,741	12,055	36,847	34,729
	$20,818	19,956	$61,034	56,534

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$546	546	$1,638	1,262
Research and development	1,897	1,897	5,691	4,249
Selling and marketing	839	866	2,529	2,401
	$3,282	3,309	$9,858	7,912

(3) Taxes on the above items	$(244)	(2,556)	$(2,740)	(5,504)

Total, net	$23,856	$20,709	$68,152	$58,942

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	September 30,	December 31,
	2016	2015
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$224,327	$192,312
Marketable securities and short-term deposits	1,005,902	1,091,915
Trade receivables, net	254,716	410,763
Prepaid expenses and other current assets	44,453	40,844
Total current assets	1,529,398	1,735,834

Long-term assets:
Marketable securities	2,477,626	2,331,187
Property and equipment, net	57,994	48,692
Severance pay fund	4,783	5,262
Deferred tax asset, net	62,030	65,711
Goodwill and other intangible assets, net	835,120	838,020
Other assets	36,307	45,174
Total long-term assets	3,473,860	3,334,046

Total assets	$5,003,258	$5,069,880

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$677,755	$717,528
Trade payables and other accrued liabilities	323,617	339,325
Total current liabilities	1,001,372	1,056,853

Long-term liabilities:
Long-term deferred revenues	210,755	188,255
Income tax accrual	324,400	283,215
Deferred tax liability, net	-	240
Accrued severance pay	9,185	9,451
	544,340	481,161

Total liabilities	1,545,712	1,538,014

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,087,158	987,331
Treasury shares at cost	(4,734,366)	(4,043,271)
Accumulated other comprehensive gain (loss)	9,805	(4,250)
Retained earnings	7,094,175	6,591,282
Total shareholders’ equity	3,457,546	3,531,866

Total liabilities and shareholders’ equity	$5,003,258	$5,069,880
Total cash and cash equivalents, marketable securities and short-term deposits	$3,707,855	$3,615,414

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$169,652	$167,743	$502,893	$491,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,099	2,658	8,491	7,541
Amortization of intangible assets	963	990	2,901	2,622
Stock-based compensation	20,818	19,956	61,034	56,534
Realized loss (gain) on marketable securities	(1,743)	176	(2,867)	97
Decrease in trade and other receivables, net	20,317	28,973	161,534	124,176
Increase in deferred revenues, trade payables and other accrued liabilities	4,867	14,388	16,213	32,098
Excess tax benefit from stock-based compensation	(3,387)	(3,772)	(8,200)	(6,073)
Deferred income taxes, net	(662)	(3,285)	(1,876)	(3,116)
Net cash provided by operating activities	213,924	227,827	740,123	705,141

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	-	-	-	(96,544)
Investment in property and equipment	(7,143)	(4,361)	(17,793)	(10,206)
Net cash used in investing activities	(7,143)	(4,361)	(17,793)	(106,750)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	46,310	20,074	79,839	54,089
Purchase of treasury shares	(247,000)	(249,763)	(739,937)	(736,445)
Excess tax benefit from stock-based compensation	3,387	3,772	8,200	6,073
Net cash used in financing activities	(197,303)	(225,917)	(651,898)	(676,283)

Unrealized gain (loss) on marketable securities, net	(9,609)	4,150	22,009	7,261

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(131)	1,699	92,441	(70,631)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,707,986	3,610,603	3,615,414	3,682,933

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,707,855	$3,612,302	$3,707,855	$3,612,302

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

October 31, 2016

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